UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 29 March 2018

ASX RELEASE

29 MARCH 2018

COMMENCEMENT OF PHASE II CLINICAL STUDY OF GDC-0084

Sydney, 29 March 2018 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology drug development company, is pleased to announce commencement of an international phase II clinical trial of its lead program, GDC-0084.

Key Points

•	First site, Stephenson Cancer Center at the University of Oklahoma, has been initiated and will begin screening patients after the Easter holidays

•	Study commencement follows a successful meeting with US Food & Drug Administration (FDA) in September 2017, and approval by Western Institutional Review Board in November 2017

•	Initial focus will be on dose optimization in the treatment of newly-diagnosed patients with glioblastoma multiforme; adaptive study design will then seek to provide definitive evidence of clinical efficacy

GDC-0084 is being developed for glioblastoma multiforme (GBM), the most common and most aggressive form of primary brain cancer. The mainstay of current pharmacological treatment, temozolomide, is effective only in about one third of patients, and median survival is approximately 12 to 15 months from diagnosis.

Kazia licensed GDC-0084 in late 2016 from Genentech, a member of the Roche Group, where it had previously completed a phase I clinical study in 47 patients with advanced glioma. Genentech’s phase I study demonstrated a favourable safety profile and provided signals of efficacy. Genentech also conducted an extensive preclinical program which showed encouraging results for GDC-0084 in animal models of glioblastoma.

Kazia CEO, Dr James Garner, commented, “the entire team has been working hard to design and implement the GDC-0084 clinical study. We are very pleased to now have the trial underway, and look forward to working with the participating clinicians. The need for new therapies in this disease remains immense, and we believe that GDC-0084 may have a valuable role to play in improving outcomes for patients with glioblastoma.”

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

This phase II study will initially be conducted predominantly at leading US-based centres, in collaboration with specialist clinicians in the neuro-oncology field, and under an Investigational New Drug (IND) filing with the US Food and Drug Administration. The study is awaiting registration with clinicaltrials.gov, and will commence screening patients after the Easter holidays. Not all patients will qualify, and some may withdraw during the initial phase of the study. It is anticipated that the study will provide an initial data read-out in early calendar 2019.

A video interview of Dr James Garner discussing the clinical study can be accessed via the Kazia corporate website at https://www.kaziatherapeutics.com/mediacentre/insight/why-gdc-0084-for-glioblastoma-qa-with-kazia-ceo-dr-james-garner . The Company has also prepared an animation to explain the activity of GDC-0084, and this can be accessed via the Kazia corporate website at https://www.kaziatherapeutics.com/mediacentre/insight/gdc-0084-and-glioblastoma-multiforme.

Commencement of the trial follows the decision of the US FDA to grant orphan drug designation to GDC-0084 in glioblastoma in February 2018. Since in-licensing the program, Kazia has been working closely with clinicians and advisors to build a comprehensive development program which aims to move GDC-0084 towards a product registration in the swiftest and most effective way. To date, this has included extensive regulatory consultation, manufacture of drug product for use in the phase II clinical trial, optimization of the intellectual property portfolio, and implementation of additional animal studies to support the further development of the drug.

Kazia Chairman, Iain Ross, commented, “this is an important achievement for the organisation. Two years ago, Kazia was an early-stage preclinical company. We now have two high-quality assets in clinical trials: Cantrixil in phase I for ovarian cancer and GDC-0084 in phase II for glioblastoma. The Board and Management have completed a significant transformation of the organization so as to optimally support this clinical-stage portfolio, and we are now a lean, cost-effective, and highly-focused biotech.”

He added, “we continue to be pleased with progress on the phase I study of Cantrixil, and look forward to reporting initial data from this study, which we expect will occur in the second calendar quarter of 2018.”

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme, the most common and most aggressive form of primary brain cancer. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in March 2018. Initial data is expected in early calendar 2019.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells, and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Initial data is expected in the second quarter of calendar 2018.

For more information, please visit www.kaziatherapeutics.com